Filed by Smurfit Kappa Group plc (Commission File No. 333-178633)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

The following is an excerpt of the transcript from the Smurfit Kappa Group plc (“Smurfit Kappa”) Q4 2023 Earnings Call for the quarter ending December 31, 2023, held on February 7, 2024 at 9:00 a.m. GMT. The excerpt contains only those portions of the transcript that relate to the proposed combination (the “Combination”) with WestRock Company (“WestRock”).

Presentation

Ciaran Potts

Smurfit Kappa Group plc – Head of Investor Relations

My name is Ciaran Potts. I'm Head of Investor Relations at Smurfit Kappa. Today's discussion may contain forward-looking statements about Smurfit Kappa's views of future business and financial performance, including forward-earning guidance and future market condition. Today's discussion may also contain forward-looking statements about the company's pending combination with WestRock. These statements are based on management's current beliefs and expectations and are subject to various risks and uncertainties.

It is possible that actual results may differ materially from those suggested by the forward-looking statements we may make. Factors that could cause actual results to differ materially from these statements may be included in our earnings release issued today and other site in more detail in Smurfit Kappa reports available on the National Storage Mechanism at fca.org.uk and on our website at smurfitkappa.com. This call does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.

In connection with the potential combination between Smurfit Kappa and WestRock, the combined company to be named Smurfit WestRock, will file with the SEC a registration statement that will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock. The proxy statement, prospectus, and other relevant documents filed by Smurfit Kappa, Smurfit WestRock, and WestRock with the SEC will be available free of charge at www.smurfitkappa.com or westrock.com as applicable or at the SEC website at sec.gov.

You should review certain materials filed or to be filed with the SEC carefully because they contain or will contain important information about the Smurfit Kappa, WestRock, Smurfit WestRock, in combination and related matters, including information about certain of their respective directors, executive officers, and other employees who may be deemed to be participants in the solicitation of proxies in connection with the combination and about their interest in the solicitation.

I will now hand you over to Tony Smurfit, CEO of Smurfit Kappa Group.

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

At the outset to note that while we will provide you with an update on the announced Smurfit WestRock combination, we cannot comment beyond that or what we've already said on announcement of September 12. Subject to shareholder and regulatory approval, the transaction is expected to close in early July.

[…]

I am sure some of you will have read about our announced combination with WestRock. This is one of the most significant events in the Smurfit Kappa history. We have repeatedly said that our ambition was to be bigger in the United States, both to further balance our geographic position and to be a significant part of the world's largest paper-based packaging market. When the opportunity came to combine with a company like WestRock, I, the management team, and the board strongly believed that this was an opportunity not to be missed. It is a highly complementary business with a strong cultural fit, with compelling industrial, strategic, and financial logic.

Together, we will create the global leader in sustainable packaging, and we will be the largest listed company in our sector by sales. Smurfit WestRock, with its expanded geographic reach, will offer many more opportunities for growth for our employees, as well as significant value creation opportunities for our stakeholders. I am very happy to say that since September, we have worked very well with the WestRock management team with integration planning progressing well.

Of course, with a combination of this scale, there is plenty of hard work ahead for all parties. But combining the Smurfit Kappa team together with the investments and actions recently undertaken by WestRock management, sets the foundation for a very bright future for Smurfit WestRock.

And with that, I'll hand you over to Ken Bowles, our CFO, to take you through the financials.

Ken Bowles

Smurfit Kappa Group plc – Group Chief Financial Officer

[…]

In Smurfit Kappa, we have always been disciplined with M&A and benchmarked these opportunities against all other capital allocation alternatives. The proposed combination with WestRock, undoubtedly transformative in nature, is rooted in our history of discipline, best illustrated by combining both companies on equivalent enterprise multiple to create a global leader in sustainable packaging.

[…]

Slide 17 provides a high-level snapshot of the process timetable to closing the Smurfit WestRock combination subject to all necessary shareholder and regulatory approvals. I don't propose to dwell on the slide, only to say that we have mobilized essential integration planning team and that team leaders across both companies have the chance to meet face to face.

As we said back in September. One of the many reasons we're pursuing this combination was the cultural alignment of both organizations, and this is going even more to the fore over the last few months as the Smurfit Kappa and WestRock teams have got to know one another and work toward the shared goal of closing the transaction in early July and indeed in planning for the future success of the business.

As a reminder, Smurfit WestRock will seek a primary listing on the New York Stock Exchange and the standard listing in London. And I'm happy to say that all workstream by the integration planning are indeed working through the necessary regulatory approvals, and filings are all proceeding as planned.

[…]

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

On top of this, we worked hard to bring you, our shareholders, an immense opportunity to combine with WestRock. We intend to list the company on the world's largest, most liquid stock exchange at the NYSE. The combination of Smurfit and WestRock will be the largest go-to sustainable packaging company in the world, which presents many opportunities for growth, cost reduction, and development. Most importantly, it gives our customers a company able to meet their every need in innovation, sustainability, and geographic reach.

[…]

2024, with the creation of the global leader in sustainable packaging, Smurfit WestRock, marks the next and exciting phase in our journey.

[…]

Question and Answer Section

[…]

Cole Hathorn

Jefferies – Analyst

[…]

I know you're not able to touch on too much on WestRock, but maybe we can bring it back to the CapEx that you've done over the last number of years. I mean, you structurally improve your earnings through the cycle. So I'm just wanting to know if you could just break out the investments that you' made in, let's say, the converting side how that improves your returns reduces costs versus kind of older box plants and how long it takes to get those paybacks.

And then secondly, you know, the mill investments, how those have improved or moved down kind of the cost per tonne and how long those kind of bigger recovery boiler investments take. Just thinking about it when you apply what you've learned over the last five years, the WestRock mill system. And then finally, maybe the -- I would say promotional or operational slide on top of that, the commercial element as the final point. Thank you.

[…]

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

We undertook a program of upgrading our mill system and upgrading our capabilities in the mill system to ensure that we had much more tonnage produced on a lesser footprint. And we keep saying that, you know, we've gotten a lot more in each paper machine that has enhanced our returns very significantly.

And, you know -- and I think WestRock is already on that journey. As you'll have seen, they have closed a number of facilities there over the last number of years. And more recently, they've done one recently in Charleston. So I think there's a consistent program what they're doing, which is somewhat in line with what we've been doing. But they're a little bit behind us in that regard.

[…]

And so, you know, like obviously where WestRock is on the investment curve is they're a little bit behind us in the sense that we've got a bit a lot earlier than them. They were a collection of acquisitions. And I think they're going about it while fixing some of the issues. And, you know, no company is perfect. We're not perfect.

We've had to close recently an asset in France that, you know, was acceptable for us, but in this current market condition isn't. So therefore, that has been move to close. And that's something that companies continue to have to do to adjust their asset base. And I'm sure we'll continue to do that, and WestRock will continue to do that over time.

[…]

Closing Remarks

Tony Smurfit

Smurfit Kappa Group plc – Group Chief Executive Officer

[…]

We feel very comfortable and confident that the combination of Smurfit and WestRock for all sorts of different reasons that I've already outlined is going to be a great one for the short, medium, and long term of this business. So we look forward to 2024 and beyond with great confidence, enthusiasm, and excitement.

Important Additional Information

Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this document shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this document or that the information in this document is correct as at any time subsequent to its date.

Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”), the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Combination (“Smurfit WestRock”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This document is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at https://ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this document.

This document is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This document is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available here). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available here). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 100 of Smurfit Kappa’s 2022 Annual Report (the “Smurfit Kappa  2022 Annual Report”) published on Smurfit Kappa’s website on March 28, 2023 (and available at https://www.smurfitkappa.com/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 28, 2023, Euronext Dublin in Ireland on March 28, 2023 and the Irish Companies Registration Office in Ireland on September 30, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 120 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 220 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2022,” on page 133 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This document contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between WestRock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding WestRock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in the WestRock 2023 Annual Report (and available here). These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction or waiver of several conditions. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This document is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this document are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this document, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this document.